Free Writing Prospectus

VanEck Merk Gold Trust

2017-09-21 Merk Gold Webinar

0001546652

Pursuant to 433/163

333-180868

Merk Webinar

Merk Gold Webinar

- Why consider investing in gold
- When to invest in gold
- How to invest in gold

OUNZ Disclosure

This material must be preceded or accompanied by the prospectus. Before investing you should carefully consider the Fund's investment objectives, risks, charges and expenses. This and other information is in the prospectus, a copy of which is available at www.merkgold.com/prospectus. Please read the prospectus carefully before you invest.

Investing involves risk, including possible loss of principal. The Trust is not an investment company registered under the investment Company act of 1940 or a commodity pool for the purposes of the Commodity Exchange Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. Because shares of the Trust are intended to reflect the price of the gold held in the Trust, the market price of the shares is subject to fluctuations similar to those affecting gold prices. Additionally, shares of the Trust are bought and sold at market price, not at net asset value ("NAV"). Brokerage commissions will reduce returns.

Commodities and commodity-index linked securities may be affected by changes in overall market movements and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities.

Trust shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of Trust shares relates directly to the value of the gold held by the Trust (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. The Trust does not generate any income, and as the Trust regularly issues shares to pay for the Sponsor's ongoing expenses, the amount of gold represented by each Share will decline over time. Investing involves risk, and you could lose money on an investment in the Trust.

The request for redemption of shares for gold is subject to a number of risks including but not limited to the potential for the price of gold to decline during the time between the submission of the request and delivery. Delivery may take considerable time depending on your location.

For a more complete discussion of the risk factors relative to the trust, carefully read the prospectus. The sponsor of the Trust is Merk Investments LLC (the "Sponsor"). VanEck and Foreside Fund Services, LLC, provides marketing services to the Trust.

Risk Disclosure

Information contained herein may discuss Fund performance and holdings. Performance data quoted represents past performance and is no guarantee of future results. Current performance may be lower or higher than the performance data quoted. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than original cost. For performance current to the most recent month-end, please visit our website at www.merkfunds.com/fund.

Since the Funds primarily invest in foreign currencies, changes in currency exchange rates affect the value of what the Funds own and the price of the Funds' shares. Investing in foreign instruments bears a greater risk than investing in domestic instruments for reasons such as volatility of currency exchange rates and, in some cases, limited geographic focus, political and economic instability, emerging market risk, and relatively illiquid markets. The Funds are subject to interest rate risk, which is the risk that debt securities in the Funds' portfolio will decline in value because of increases in market interest rates. The Funds may also invest in derivative securities, such as forward contracts, which can be volatile and involve various types and degrees of risk. If the U.S. dollar fluctuates in value against currencies the Funds are exposed to, your investment may also fluctuate in value. As a non-diversified fund, the Merk Hard Currency Fund will be subject to more investment risk and potential for volatility than a diversified fund because its portfolio may, at times, focus on a limited number of issuers. For a more complete discussion of these and other Fund risks please refer to each Fund's prospectus.

Before investing you should carefully consider the Fund's investment objectives, risks, charges and expenses. This and other information is in the prospectus, a copy of which may be obtained by calling 1-866-MERK FUND or visiting the Fund's website. Please read the prospectus carefully before you invest. Foreside Fund Services, LLC, distributor.

This presentation was prepared by Merk Investments, LLC. Information presented is for general information purposes only and does not constitute an offer to sell, or a solicitation of an offer to buy, any investment security. The information presented is the current view of the presenter and subject to change without notice. An investment in a strategy described herein has risks, including the risk of losing some or all of the invested capital. Before embarking on a described investment program, an investor should carefully consider the risks and suitability of the described strategy based on their own investment objectives and financial position. Past performance is no guarantee of future results.

The information presented may include opinions, projections and other "forward-looking statements." Due to numerous factors, actual events may differ substantially from those presented. Merk Investments assumes no duty to update any such forward-looking statements or any other information or opinions in this document. Any information and statistical data contained herein derived from third party sources are believed to be reliable, but Merk Investments does not represent that they are accurate, and they should not be relied on as such or be the basis for an investment decision.

Fiscal Outlook

Can we afford positive real interest rates?
Gold paying no interest a competitor?

Total Deficits and Surpluses

Percentage of Gross Domestic Product



Actual
Projected
Surpluses
Deficits
Average Deficit,
1967 to 2016
(–2.8%)
4
2
0
-2
-4
-6
-8
-10
1967
1972
1977
1982
1987
1992
1997
2002
2007
2012
2017
2022
2027

Deficits as a percentage of gross domestic product are projected to exceed their 50-year average for most of the 2017–2027 period as spending for Social Security, Medicare, and interest on the federal debt rises faster than revenues.

Source: Congressional Budget Office.

This data presents the underlying the figures in CBO's January 2017 report The Budget and Economic Outlook: 2017 to 2027. https://www.cbo.gov/publication/52370

US Inflation



US inflation readings
Daily 1/31/2009 - 10/13/2017
Mid Price
US Personal Consumption Expenditures Chain Type Price Index YoY SA 1.40
US Personal Consumption Expenditure Core Price Index YoY SA 1.41
US CPI Urban Consumers YoY NSA 1.94
US CPI Urban Consumers Less Food & Energy YoY NSA 1.68
4.00
3.00
1.94
1.68
1.40
1.00
0.00
-1.00
-2.00
2009
2010
2011
2012
2013
2014
2015
2016
2017

Source: Merk Investments, Bloomberg

Real Rates

Holding cash yields negative real returns
Gold paying no interest a competitor?



Real Rates : 10yr nominal - 10yr breakeven
1.50
1.00
0.37
0.00
-0.36
-0.75
-1.00
-1.50
-1.75
-2.00
-2.50
Daily 5/13/2010 - 9/20/2017
US Generic Govt 10 Year Yield - US Breakeven 10 Year 0.37
UK Govt Bonds 10 Year Note Generic Bid Yield - UK Breakeven 10 Year -1.75
Japan Generic Govt 10Y Yield - Japan Breakeven 10 Year -0.36
Germany Generic Govt 10Y Yield - Germany Breakeven 10 Year -0.75
2010
2011
2012
2013
2014
2015
2016
2017

Source: Merk Investments, Bloomberg

Fishing for Gold?



FISHING FOR GOLD?
INTEREST RATES
GOLD
©MERK INVESTMENTS, LLC
WWW.MERKINVESTMENTS.COM

- Axel Merk: "Gold may perform well if investors don't get a positive real rate return on cash"

Cash a Diversifier?

Purchasing Power of the US Dollar 1970-2017



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
1970
1971
1973
1975
1977
1978
1980
1982
1984
1985
1987
1989
1991
1992
1994
1996
1998
1999
2001
2003
2005
2006
2008
2010
2012
2013
2015
2017
MERK

Source: Merk Investments, Bureau of Labor Statistics

Calculation based on consumer price index; December 1970 = 100%. Data as of August 1, 2017.

Gold…

Gold's average annual return since 1970 was 7.90%, even including 2013's major correction.

Gold


Monthly 12/31/1969 - 8/31/2017
GOLD SPOT $/OZ - Last Price 1321
Annualized return: 7.90%, Correlation to S&P 500: 0.01
1500
1321
1000
500
0
MERK
1970-1974
1975-1979
1980-1984
1985-1989
1990-1994
1995-1999
2000-2004
2005-2009
2010-2014

Correlation: a measure of how two securities or asset classes move in relation to each other. Past performance is no guarantee of future performance.

Source: Merk Investments, Bloomberg

US Dollar trade weighted index



US Trade Weighted Broad Dollar vs 3yr Moving Average
Weekly: 5/16/1997 - 9/15/2017
130.2
124.9
119.6
117.6
114.3
109.0
100.0
90.0
'98
'99
'00
'01
'02
'03
'04
'05
'06
'07
'08
'09
'10
'11
'12
'13
'14
'15
'16
'17

Source: Merk Investments, Bloomberg

3yr moving average, +/- 1 and 2 standard deviation bands

Fed Balance Sheet Normalization



Fed Roll-Off Schedule vs Maturing Treasuries
70,000,000,000
60,000,000,000
50,000,000,000
40,000,000,000
30,000,000,000
20,000,000,000
10,000,000,000
-
US Treasuries Maturing on Fed Balance Sheet
Schedule of Amount to be Rolled Off*
Oct-17
Jan-18
Apr-18
Jul-18
Oct-18
Jan-19
Apr-19
Jul-19
Oct-19
Jan-20
Apr-20
Jul-20
Oct-20
Jan-21
Apr-21
Jul-21
Oct-21
Jan-22
Apr-22

Source: Federal Reserve, Merk Investments
*Assumes balance sheet run-off program is announced in September 2017 and begins in October 2017
Period: October 2017 to May 2022

Chart Represents Hypothetical Scenario

The above represents Merk's interpretation of how the Fed's balance sheet program might be managed. That is, to the extent more maturities than the cap announced by the Fed mature, the remainder may be rolled over to other months where the cap is not reached

Fed Balance Sheet Normalization



Cumulative Max Balance Sheet Reduction
3,000,000,000,000
2,500,000,000,000
2,000,000,000,000
1,500,000,000,000
1,000,000,000,000
500,000,000,000
-
Cumulative Max Amount Rolled-Off (MBS + USTs)*
Excess Reserves as of June 2017
Oct-17
Jan-18
Apr-18
Jul-18
Oct-18
Jan-19
Apr-19
Jul-19
Oct-19
Jan-20
Apr-20
Jul-20
Oct-20
Jan-21
Apr-21
Jul-21
Oct-21
Jan-22
Apr-22
MERK

Source: Federal Reserve, Merk Investments
*Assumes balance sheet run-off program is announced in September 2017 and begins in October 2017
Period: October 2017 to May 2022

Chart Represents Hypothetical Scenario

In our assessment, the above balance sheet reduction is feasible. Balance sheet reduction cannot be larger than excess reserves; excess reserves, a measure of excess reserves banks hold at the Fed, are not fixed and dependent on bank lending.

Is Your Portfolio Ready?



FED PRESSURE COOKER
HICK
WWW.MERKINVESTMENTS.COM
©MERK INVESTMENTS, LLC

ALL CONTAINED?

Gold vs S&P 500

Gold v S&P 500 1yr rolling correlation



12/31/1969 - 9/15/2017, 52 week rolling correlation
1.00
0.50
0.00
-0.3479
-0.50
-1.00
'70-'74
'75-'79
'80-'84
'85-'89
'90-'94
'95-'99
'00-'04
'05-'09
'10-'14
'15-'19

Source: Merk Investments, Bloomberg

Gold...

Gold a Diversifier for Bear Markets ?


Gold vs S&P 500 Bear Markets
3000
2506
2000
1310
1000
700
600
500
400
300
200
100
70
60
50
40
30
Log
1970-1974
1975-1979
1980-1984
1985-1989
1990-1994
1995-1999
2000-2004
2005-2009
2010-2014
2015-2019
Weekly 1/2/1970 - 9/19/2017
Last Price
GOLD SPOT $/OZ 1310
S&P 500 Index 2506
MERK

Source: Merk Investments, Bloomberg

Y-axis: logarithmic scale

Gold in Presidential Transition Years



Presidential Transition Calendar Year Returns
80%
60%
40%
20%
0%
-20%
-40%
Gold
S&P 500
MERK
1974
1977
1981
1989
1993
2001
2009

			Calendar Year Returns	
Year	Leaving Office	Taking Office	Gold	S&P 500
1974	Nixon	Ford	72.3%	-29.7%
1977	Ford	Carter	22.6%	-11.5%
1981	Carter	Reagan	-32.6%	-9.7%
1989	Reagan	Bush	-2.2%	27.3%
1993	Bush	Clinton	16.8%	7.1%
2001	Clinton	Bush	2.5%	-13.0%
2009	Bush	Obama	24.4%	23.5%
2017	Obama	Trump	??	??
		Average in Presidential Transition Years	**14.8%**	**-0.9%**
		Annual Average from 1974 to 2016	**8.4%**	**9.0%**

Past performance is no guarantee of future performance

Source: Bloomberg, Merk Investments LLC

Geopolitics…


CURRENCY WARS: ARE WE WINNING?
CHINA
GOLD
©MERK INVESTMENTS, LLC
WWW.MERKINVESTMENTS.COM

MERK®

Bitcoin vs Gold

Will cryptocurrencies take gold market share ?


GOLD
©MERK INVESTMENTS, LLC
WWW.MERKINVESTMENTS.COM



Gold…

Where is the Gold ?

- 6.0 billion ounces above ground
  - Could fit in 2 Olympic size swimming pools
- Jewelry
  - About half of all above ground gold held as jewelry
- Industrial, Medical Use
  - <10% above ground stock in industrial, dental use
- Investment
  - About 38.2% of above ground gold as investment
  - Under half of investment holdings by official sector



Source: Merk, Thomson Reuters GFMS Gold Survey 2017

MERK®

Gold...

Supply & Demand

- Jewelry, Industrial, Medical Use
- Investment
  - Public sector
  - Private sector
- Mining
  - China now largest gold producing country
- Recycled Gold

Source: Thomson Reuters GFMS Gold Survey 2017



ETF Gold Holdings


ETF Gold Holdings
Daily 2/29/2016 - 9/18/2017
Total Known ETF Holdings of Gold - Last Price 68.725M
Trump gets elected
75M
70M
68.725M
65M
60M
55M
Millions of gold ounces
Mar
Jun
Sep
Dec
Mar
Jun
Sep
2016
2017

Source: Merk Investments, Bloomberg

Ways to Invest in Gold

- Gold miners
  - "Juniors"
  - "Majors"
- Gold mutual fund
- Paper gold
- Open-end gold trusts
- Closed-end gold trusts
- Coins under the mattress


GOLD MINE

MERK®

OUNZ

VANECK® MERK® GOLD TRUST (OUNZ)

THE GOLD ETF THAT DELIVERS


999.9
OUNZ

- **Convenient** and **cost-efficient** way to **buy and hold** gold through an exchange traded product
- **Option to take delivery** of physical gold if and when desired

MERK

OUNZ Advantages

Liquidity	• Merk Gold Trust shares are traded on NYSE ARCA under the symbol "OUNZ"
Deliverability	• OUNZ holds gold bullion as allocated London Bars • Investors have the option to take delivery of their gold in exchange for their OUNZ shares
Convertibility	• Proprietary process for conversion of OUNZ shares into gold bars and coins in denominations investors may desire for delivery
Tax Efficiency	• Taking delivery of gold is not a taxable event,* as investors merely take possession of what they already own: their gold

Invest in physical gold with ease of ETF, option to take delivery

**It is expected that, if an Investor submits shares to the Trust, the exchange for physical gold will generally not be a taxable event. See tax discussion in prospectus. Not tax advice; please consult with a tax professional for tax advice.*

MERK®

Fees to Take Delivery

Exchange Fee



Type of Gold	Fee per Application	Fee per Ounce
1 Ounce Bars	$500	$17
1 Ounce Canadian Maples	$500	$29
1 Ounce American Eagle & Buffalo Coins	$500	$53
10 Ounce Bars	$500	$12
London Bars	$5,000	$1

Processing Fee is comprised of the Exchange Fee and Delivery Fee; no Delivery Fee for lower 48 States; Merk maywaive or reduce fees; please refer to the prospectus for additional information regarding processing fees. Any waiver or reduction in applicable processing fees will be published on the Trust's website available to any eligible Investor/Delivery Applicant.

MERK®

Merk Funds

Investors may be able to enhance risk-adjusted returns by adding a currency & gold component to their portfolios.

2005 Merk Hard Currency Fund®



Seeks to profit from a rise in *hard currencies* relative to the U.S. dollar

2009 Merk Absolute Return Currency Fund®



Seeks absolute returns from exposure to currencies

2014 VanEck Merk Gold Trust (OUNZ)



The Gold ETF that delivers

Notes

Indices and terms referred to in this presentation may include the following:

U.S. Dollar (DXY) Index and Inverse DXY: DXY is a measure of the value of the United States dollar relative to a static basket of currencies with Euro (EUR) 57.6% weight, Japanese yen (JPY) 13.6%, Pound Sterling (GBP) 11.9%, Canadian dollar (CAD) 9.1%, Swiss franc (CHF) 3.6% and Swedish krona (SEK) 4.2% weight. The DXY is a generally well-known measure of the value of the US dollar versus major foreign currencies, and as such makes a relevant reference point for directional currency strategies. The inverse of the DXY is the value of the currency basket relative to the U.S. dollar, i.e. short dollar and long foreign currencies. Because the Merk Hard Currency Fund is long foreign currencies (and therefore short dollar), using the inverse DXY allows for the logical comparison of performance relative to the Fund.

Bloomberg Dollar (BBDXY) Index: an index tracks the performance of a basket of ten leading global currencies versus the U.S. dollar, weighted by the share of international trade and FX liquidity.

Deutsche Bank Currency Returns (DBCR) Index: an equal-weighted blend of the most widely used investment strategies among active currency managers. It captures long term systematic returns available in the world currency markets. As a non-directional index, the DBCR provides a useful comparison to absolute return currency strategies like the Merk Absolute Return Currency Fund.

Bloomberg-JP Morgan Asian Currency (ADXY) Index: a trade and liquidity weighted index of a basket of Asian currencies, excluding the yen, compared to the U.S. dollar. Because the Merk Asian Currency Fund invests in a basket of Asian currencies, using the ADXY allows for a logical comparison of performance relative to the Fund.

JPMorgan 3-Month Global Cash Index: measures the performance of money market securities denominated in foreign currencies.

Citigroup 3-Month U.S. T-Bill Index: an index that tracks the performance of U.S. Treasury bills with a remaining maturity of three months.

S&P 500 Total Return Index (SPXT): a broad-based measurement of changes in stock market conditions based on the average performance of 500 widely held common stocks. Performance figures assume that all dividends are reinvested.

MSCI EAFE (Europe Australasia Far East) Index: a free float-adjusted market capitalization index that is designed to measure the equity market performance of developed markets, excluding the US & Canada. As international equity investment returns are a combination of equity returns and currency returns, the MSCI EAFE provides a useful comparison to a strategy including U.S. equities and currencies, like the Merk Currency Enhanced US Equity Fund.

MSCI EAFE US $ Hedged Net Index: a currency hedged variant of the above, designed to represent the return without the currency exposure if the index.

MSCI Emerging Markets (EM) Index: a free float-adjusted market capitalization index that is designed to measure equity market performance of emerging markets.

Barclays Capital Aggregate US Bond Index (BONDS): is a broad-based benchmark that measures the investment grade, U.S. dollar-denominated, fixed-rate taxable bond market, including Treasuries, government-related and corporate securities, MBS (agency fixed-rate and hybrid ARM pass-throughs), ABS, and CMBS.

FTSE NAREIT US All REITs Index: spans the commercial real estate space across the US economy. It provides exposure to all investment and property sectors.

DJ-UBS Commodity Total Return Index: a diversified benchmark for commodities' fully collateralized returns.

Barclays US TIPS Index: measures the performance of the US Treasury Inflation Protected Securities ("TIPS") market.

Alpha: a measure of risk-adjusted return. The excess return of the fund relative to the return of the benchmark is the fund's alpha.

Beta: a measure of systematic risk based on the covariance of the portfolio's return with the return of the overall market. The market has a beta of 1.

Sharpe Ratio: a measure of the excess return per unit of risk in an investment asset or a trading strategy.

Correlation: a measure of how two securities or asset classes move in relation to each other.

Standard Deviation: a measure of volatility.

CRY Index: Thomson Reuters/CoreCommodity CRB Commodity Index, an arithmetic average of commodity futures prices with monthly rebalancing.

Barcap US Corp HY YTW – 10 Year Spread: A measure reflecting risk premia in the market; specifically, the Barclays Capital US Corporate High Yield to Worst minus the US Generic Government 10 Year Yield.

Other indices as defined on the respective pages.

Indices are unmanaged; an investment cannot be made directly in an index

Notes (continued)

Spot Gold (XAU): current market price at which an asset is bought or sold for immediate payment and delivery. It is differentiated from the forward price or the futures price, which are prices at which an asset can be bought or sold for delivery in the future.

Russell 2000 Index: a small-cap stock market **index** of the bottom 2,000 stocks in the **Russell** 3000 **Index**. The **Russell** 2000 is by far the most common benchmark for mutual funds that identify themselves as "small-cap", while the S&P 500 **index** is used primarily for large capitalization stocks.

S&P 500 Index: a capitalization-weighted index of 500 stocks designed to measure performance of the broad U.S. domestic economy through change in the aggregate market value representing all major industries.

S&P 500 Financials Index: a capitalization-weighted index of S&P 500 stocks that represent the financial sector as defined by Global Industry Classification Standard (GICS) Level 1 Sector group, calculated by Bloomberg.

VIX Short-Term Futures Index: an index that measures the return from a daily rolling long position in the VIX futures contract traded on the Chicago Board Options Exchange. The short-term index is comprised of the first and second contract months.

U.S. 10Y Treasury Bonds: represented here by calculating the inverse of Bloomberg's U.S. Generic Government 10 Year Yield Index (USGG10YR Index) comprised of on-the-run government bill/not/bond indices.

Spain 10Y Treasury Bonds: represented here by calculating the inverse of Bloomberg's Spanish Generic Government 10 Year Yield Index (GSPG10YR Index) comprised of Spanish government bonds that the market considers to be benchmark issue.

G10: refers to 10 countries/currency areas: Australia (AUD), Canada (CAD), Switzerland (CHF), Eurozone (EUR), United Kingdom (GBP), Japan (JPY), Norway (NOK), New Zealand (NZD), Sweden (SEK), and United States (USD).

US Corp IG Bonds: represented here by Bloomberg US Corporate Bond Index (Investment Grade) for GICS Level I sectors Utilities, Industrials, Consumer Staple, Communications, Health Care and Financials. The Bloomberg USD Corporate Bond Index is a rules-based market-value weighted index engineered to measure the investment grade, fixed-rate, taxable, corporate bond market. It includes USD-denominated securities publicly issued by U.S. and non-U.S. corporate issuers. To be included in the index a security must have a minimum par amount of 250 million.

EM USD Bond Aggregate: represented here by Bloomberg Barclays EM USD Aggregate TR Index Unhedged USD. Bloomberg Barclays Emerging Markets Hard Currency Aggregate Index is a flagship hard currency Emerging Markets debt benchmark that includes USD-denominated debt from sovereign, quasi-sovereign, and corporate EM issuers.

U.S. Mortgage Backed Securities: represented here by Bloomberg Barclays US MBS Index TR Value Unhedged USD. The Bloomberg Barclays US Mortgage Backed Securities (MBS) Index tracks agency mortgage backed pass-through securities (both fixed-rate and hybrid ARM) guaranteed by Ginnie Mae (GNMA), Fannie Mae (FNMA), and Freddie Mac (FHLMC). The index is constructed by grouping individual TBA-deliverable MBS pools into aggregates or generics based on program, coupon and vintage.

Pan-European IG Bond Aggregate: represented here by Bloomberg Barclays Pan-European Aggregate TR Index Value Unhedged EUR. The Bloomberg Barclays Pan-European Aggregate Index tracks fixed-rate, investment-grade securities issued in the following European currencies: Euro, British pounds, Norwegian krone, Danish krone, Swedish krona, Czech koruna, Hungarian forint, Polish zloty, and Slovakian koruna. Inclusion is based on the currency of the issue, and not the domicile of the issuer.

Pan-European HY Bond Aggregate: represented here by Bloomberg Barclays Pan-European High Yield TR Index Value Unhedged EUR. The Bloomberg Barclays Pan-European High Yield Index measures the market of non-investment grade, fixed-rate corporate bonds denominated in the following currencies: euro, pounds sterling, Danish krone, Norwegian krone, Swedish krona, and Swiss franc. Inclusion is based on the currency of issue, and not the domicile of the issuer.

Merk Resources

James Machuga
Senior Vice President, Advisor Services
james.machuga@merkfunds.com

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